
July 12, 2011

Via Facsimile
Mr. Jeffrey J. McCall
Chief Financial Officer
Standard Pacific Corp /DE/
26 Technology Drive
Irvine, CA 92618

     Re: **Standard Pacific Corp /DE/**
               Form 10-K for the Fiscal Year Ended December 31, 2010
               Filed March 8, 2011
               File No. 1-10959

Dear Mr. McCall:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2010

Legal Proceedings, page 14

1.   We note your disclosures related to litigation involving Chinese drywall. If you have recognized a material accrual for this contingency, please revise future filings to disclose that amount. If it is reasonably possible that you may incur a loss in excess of the amount accrued that could be material to your consolidated financial statements, please revise future filings to disclose the amount or range of reasonably possible loss. If you are unable to estimate the amount or range, please disclose that fact and provide us a detailed explanation as to why you are unable to make such an estimate. Please refer to ASC 450-

20-50-1 – 50-8 for guidance and, if applicable, provide us the disclosures you intend to include in future annual and quarterly filings. If your conclusion in the last sentence of this item also pertains to the litigation involving Chinese drywall, please revise future filings to clarify that fact and to ensure the conclusion is in the context of that which is *material to your financial statements*, rather than any variation thereof.

Financial Statements and Supplementary Data, page 41

Note 3 - Segment Reporting, page 54

2.   Please demonstrate to us how you determined that the homebuilding operating divisions within your Southwest and Southeast reportable segments have similar economic characteristics, including similar historical and expected future long-term gross margin percentages.

Note 20 - Supplemental Guarantor Information, page 75

3.   We note your disclosure that your guarantor subsidiaries are 100% owned. However, we also note that the guarantor subsidiaries column within the condensed consolidating balance sheet as of December 31, 2009 includes a non-controlling interest. Please explain to us what the non-controlling interest represents and, given such interest, please explain to us how and why you believe your current disclosures are adequate and fully comply with Rule 3-10 of Regulation S-X.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kevin Stertzel at (202) 551-3723, or Anne McConnell at (202) 551-3709, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3768 with any other questions.

Sincerely,

/s/ W. John Cash

W. John Cash
Branch Chief